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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PharmChem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

Ellyn Roberts, Esq.

Shartsis Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, a California corporation

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,477,612
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,477,612

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,612

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 25.25%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,477,612
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,477,612

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,612

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 25.25%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ___X__

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 629,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 629,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 629,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.6%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,323
8. Shared Voting Power 1,477,612
9. Sole Dispositive Power 118,323
10. Shared Dispositive Power 1,477,612

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,595,935

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 26.2%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PharmChem, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1505A O'Brien Drive, Menlo Park, CA 94025.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Micro Cap Partners, L.P., a Delaware limited partnership, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), Palo Alto Investors, a California corporation ("PAI Corp") and William Leland Edwards ("W.L. Edwards")(collectively, the "Filers").

(b) The business address of Micro Cap Partners, L.P., PAI LLC, PAI Corp and W.L. Edwards is 470 University Avenue, Palo Alto, CA 94301.

(c) Micro Cap Partners, L.P. is an investment limited partnership, the securities holdings of which are managed by PAI LLC. PAI LLC is an investment adviser registered as such with the Securities and Exchange Commission and serves as the general partner of and investment adviser to Micro Cap Partners, L.P. The sole manager of PAI LLC is PAI Corp. W.L. Edwards is the president and controlling shareholder of PAI Corp and the president and principal member of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) W.L. Edwards is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Micro Cap Partners, L.P.	Working Capital	$1,711,713.27
PAI LLC	Funds Under Management	$4,869,550.66
W.L. Edwards	Personal Funds	$251,585.84

Item 4. Purpose of Transaction

W.L. Edwards and the chief executive officer of the Issuer have had conversations from time to time about different strategies for maximizing shareholder value. In addition, the Issuer permitted and enabled the Filers to purchase additional shares in December 2000, by amending the Issuer's shareholder rights plan.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. PAI LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Micro Cap Partners, L.P., holds more than 5% of the outstanding Stock.

PAI LLC, on behalf of MicroCap Partners, L.P. and other client accounts, effected the following transactions in the Stock in open market transactions on the NASDAQ stock market on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 17, 2000:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

Micro Cap Partners, L.P.	P	7/10/01	75,000	See Note 1

1 These securities are represented by warrants to purchase shares of the Issuer's common stock issued without additional consideration pursuant to that certain Unsecured Subordinated Note and Warrant Purchase Agreement made as of September 12, 2001 between the Issuer and Micro Cap Partners, L.P. pursuant to which Micro Cap Partners, L.P. loaned the Issuer $750,000 on that date.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of Micro Cap Partners, L.P. pursuant to an Agreement of Limited Partnership that grants to PAI LLC the authority, among other things, to invest the funds of Micro Cap Partners, L.P. in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap Partners, L.P. Pursuant to such Agreement of Limited Partnership, the general partner of Micro Cap Partners, L.P. is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 2002

PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President
PALO ALTO INVESTORS, a California corporation By: William L. Edwards
William L. Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENTS ON SCHEDULE 13D AND 13G

AND FORMS 3, 4 AND 5

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, and on Forms 3, 4 or 5 required under said Act (and any amendments or supplements thereto), in connection with transactions by the undersigned of the common stock of PharmChem Laboratories, Inc. For these purposes, the undersigned hereby constitute and appoint William L. Edwards as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, in connection with said transactions, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 16, 2000

PALO ALTO INVESTORS, a California corporation By: /s/ William L. Edwards William L. Edwards, President /s/ William L. Edwards William L. Edwards	BANNER PARTNERS MINARET By: /s/ William C. Edwards William C. Edwards, General Partner By: /s/ Alan R. Brudos Alan R. Brudos, General Partner
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, a California corporation, General Partner By: /s/ William L. Edwards William L. Edwards, President	/s/ William C. Edwards William C. Edwards /s/ Alan R. Brudos Alan R. Brudos
PALO ALTO INVESTORS, LLC, a California limited liability company By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards William L. Edwards, President